Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated December 30, 2008, relating to the consolidated financial statements of EMCORE Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to EMCORE Corporation’s ability to continue as a going concern), and the effectiveness of EMCORE Corporation and subsidiaries' internal control over financial reporting, appearing in the Annual Report on Form 10-K of EMCORE Corporation for the year ended September 30, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Dallas, Texas
June 30, 2009